SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.         )

Omni Financial Services, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

68214U-10-2

(CUSIP Number)

Mr. Chaz Y. Lazarian

Omni Financial Services, Inc.

Six Concourse Parkway

Suite 2300

Atlanta, Georgia 30328

(770) 396-0000

Copies to:

Katherine M. Koops, Esq.

Powell Goldstein LLP

1201 W. Peachtree Street NW

14th Floor

Atlanta, GA 30309

Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 68214U-10-2	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Chaz Y. Lazarian n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 651,100 Shares(1)
8 SHARED VOTING POWER 1,000 Shares(2)
9 SOLE DISPOSITIVE POWER 651,100 Shares(1)
10 SHARED DISPOSITIVE POWER 1,000 Shares(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,100 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.03%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 650,000 shares held by Chaz Lazarian, and (ii) 1,100 shares held by Chaz Lazarian IRA

(2)	Includes 1,000 shares held by Eti Lazarian

CUSIP No. 68214U-10-2	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

The name of the issuer is Omni Financial Services, Inc., a Georgia corporation (the “Company”), the address of its principal executive offices is Six Concourse Parkway, Suite 2300, Atlanta, Georgia 30328, and its telephone number is (770) 396-0000. The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Company, par value $1.00 per share (the “Common Stock”).

Item 2.	Identity and Background.

(a)	The name of the person filing this Schedule 13D is Chaz Y. Lazarian (the “Reporting Person”).

(b)	The Reporting Person’s business address is Six Concourse Parkway, Suite 2300, Atlanta, Georgia 30328.

(c)	The Reporting Person serves as Senior Vice President, Omni National Bank.

(d) – (e): During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired the Common Stock using personal funds in the aggregate amount of $3,819,950.

Item 4.	Purpose of Transaction.

(a) – (j): The Reporting Person has acquired the Common Stock for personal investment purposes and to support the business efforts of the Company Except as noted in this Schedule 13D, the Reporting Person has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, and will report material changes to the information on this Schedule 13D to the extent such circumstances warrant.

CUSIP No. 68214U-10-2	13D	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 652,100 shares of Common Stock,, representing approximately 6.03% of the total outstanding shares of Common Stock as of the date of this report.

(b)	The Reporting person has sole voting and dispositive power with respect to 651,100 shares of Common Stock and shared power to direct the vote and disposition with respect to 1,000 shares of Common Stock.

(c)	The Reporting Person purchased 2,100 shares of Common Stock on September 29, 2006 in the Company’s initial public offering, for an aggregate purchase price of $19,950 ($9.50 per share)

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

CUSIP No. 844271-10-6	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2006	CHAZ Y. LAZARIAN

/s/ Chaz Y. Lazarian
Signature